

February 2, 2012

Via E-mail

Mr. Frank D. Martell
Chief Financial Officer
CoreLogic, Inc.
4 First American Way
Santa Ana, CA 92707-5913

> **Re: CoreLogic, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2010**
> **Filed March 14, 2011**
> **Form 8-K filed on May 5, 2011**
> **File No. 001-13585**

Dear Mr. Martell:

We have reviewed your letter dated January 6, 2012, in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 30, 2011.

Form 10-K for the Fiscal Year ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

External cost of revenues, page 31

1.   We have reviewed your response and proposed revised disclosures to prior comment 8. Tell us whether all of the salaries and benefits relate to cost of providing services. If so,

consider including a caption or header that indicates that these costs are cost of revenue along with the external cost of revenue and depreciation and amortization.

Liquidity and Capital Resources, page 43

2.   We have reviewed your response to prior comment 7. We further note that your disclosures on page 50 of your Form 10-Q for the quarterly period ended September 30, 2011, continue to include a general statement that you are in compliance with the financial covenants rather than providing an indication of your compliance with these ratios. Please expand accordingly. In addition, please expand your discussion under liquidity and capital resources to discuss the potential consequences of not complying with or being able to amend debt covenants in the future. Describe your consideration of disclosing and analyzing factors that could reasonably likely result in non-compliance with these covenants under liquidity and capital resources. Refer to Section 501.03 of the Financial Reporting Codification for guidance.

Notes to the Consolidated Financial Statements

Note 2. Significant Accounting Policies

Cash equivalents, page 57

3.   We note your response to prior comment 9. We note your statement that "[w]e earn interest income on the funds on deposit in this escrow account, and bear the theoretical risk of any loss from investment." Explain why these two factors do not support reflecting the asset and liability on your balance sheet. Since you have custody of the assets, have an obligation for losses, and have the rights to earn income from holding these investments, please explain in greater detail why these investments should not be presented on your balance sheet. Indicate whether a trust that you analogize to would also be subject to these factors. Please advise.

Note 22. Unaudited Quarterly Financial Data, page 90

4.   We are considering your response to prior comment 11 pending resolution of prior comment 1, which relates to this comment.

Form 8-K filed on May 5, 2011

5.   We note your response to prior comment 13. It is unclear to us why you believe including equity method earnings as your revenue is proper. In this regard, please explain in greater detail why you believe including equity method earnings as revenue assists your investors to understand your business on a comparative basis for periods prior to the Separation as noted in your response. We further note your response

indicates that this inclusion is a common practice in the insurance industry. Please tell us how you determined that this remains relevant as insurance is no longer your primary business.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or Barbara Jacobs, Assistant Director, at (202) 551-3735. If you require further assistance, do not hesitate to contact me at (202) 551-3730.

Sincerely,

/s/ Barbara C. Jacobs for

Stephen Krikorian
Accounting Branch Chief